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                          November 9, 2023

       Douglas A. Treco
       Chief Executive Officer
       Inozyme Pharma, Inc.
       321 Summer Street, Suite 400
       Boston, MA 02210

                                                        Re: Inozyme Pharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2023
                                                            File No. 333-275364

       Dear Douglas A. Treco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Caroline Dotolo, Esq.